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                                                                    EXHIBIT 99.3

                     [FOODBRANDS AMERICA, INC. LETTERHEAD]

                                                                  April 1, 1997

To Our Stockholders:

  On behalf of the Board of Directors of Foodbrands America, Inc. (the "Company"), we are pleased to inform you that on March 25, 1997, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with IBP, inc. (the "Parent") and its subsidiary, IBP Sub. Inc. (the "Purchaser"). Pursuant to the Merger Agreement, IBP Sub, Inc. has today commenced a cash tender offer (the "Offer") to purchase all of the outstanding Shares (the "Shares") of the Common Stock of the Company at $23.40 per Share, net to the seller in cash, subject to the terms and conditions in the Offer to Purchase accompanying this letter. The Offer is not conditioned upon obtaining any arrangements for financing.

  Subject to certain conditions specified in the Merger Agreement, the Offer will be followed by a merger (the "Merger") in which any remaining shares of the Common Stock of the Company will be converted into the right to receive $23.40 in cash, without interest (except any Shares as to which the holder has properly exercised dissenter's rights of appraisal). Certain stockholders have entered into agreements to tender up to 49.9% of the outstanding Shares in the Offer, and have granted the Parent an irrevocable option to purchase a like number of Shares at a price equal to the Share Price, payable in cash, upon the occurrence of certain conditions.

  YOUR BOARD OF DIRECTORS HAS DETERMINED THAT THE OFFER AND MERGER ARE FAIR TO AND IN THE BEST INTERESTS OF THE COMPANY AND ITS STOCKHOLDERS AND HAS APPROVED THE OFFER AND MERGER. THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  In arriving as its recommendation, the Board of Directors gave careful consideration to the factors described in the attached Schedule 14D-9 that is being filed today with the Securities and Exchange Commission, including the opinion of Morgan Stanley & Co., Incorporated, the Company's financial advisor, relating to the fairness from a financial point of view of the consideration to be received by the stockholders in the Offer and the Merger.

  In addition to the attached Schedule 14D-9, also enclosed is the Offer to Purchase dated April 1, 1997, together with related materials, including a Letter of Transmittal, to be used for tendering your Shares in the Offer. These documents state the terms and conditions of the Offer and the Merger and provide instructions as to how to tender your Shares. WE URGE YOU TO READ THESE DOCUMENTS CAREFULLY IN MAKING YOUR DECISION WITH RESPECT TO TENDERING YOUR SHARES PURSUANT TO THE OFFER.

                                          On behalf of the Board of Directors,

                                          R. Randolph Devening
                                          Chairman of the Board